



Cannabis Control Commission
COMMONWEALTH OF MASSACHUSETTS

June 9, 2022

Coastal Roots, LLC.
MPN281857
brandon@coastalrootscannabis.com

NOTICE: PROVISIONAL LICENSE APPROVED

WHY ARE YOU RECEIVING THIS NOTICE?

The Cannabis Control Commission ("Commission") has approved the issuance of a provisional license subject to the conditions listed below. A provisional license authorizes the applicant to develop, but not operate, the proposed Marijuana Establishment or Medical Marijuana Treatment Center identified in the application, reiterated below:

Establishment Name	Coastal Roots, LLC.
License Type	Product Manufacturing
Physical Address	374 West Street, Unit B, Uxbridge, MA 01569

Commission staff recommend provisional licensure with the following conditions:

1. Final license is subject to inspection to ascertain compliance with Commission regulations.
2. Final license is subject to inspection to ascertain compliance with applicable state laws, local codes, ordinances or bylaws, and local licensing requirements.
3. Final licensure is subject to the applicant providing Commission staff, upon inspection, with a detailed list of all proposed products to be produced with specific information as to types, forms, shapes, colors, and flavors.
4. Final licensure is subject to the applicant ensuring that all remaining required individuals be fingerprinted pursuant to previous Commission notifications.
5. The applicant shall cooperate with and provide information to Commission staff.
6. Provisional licensure is subject to the payment of the appropriate license fee.

The applicant has demonstrated compliance with the laws and regulations of the Commonwealth and suitability for licensure. Therefore, the applicant is recommended for provisional licensure.

WHAT ARE YOUR NEXT STEPS TOWARDS FINAL LICENSURE?

The following next steps are required to move your business through the licensing process unless otherwise indicated.

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(774) 415-0200 | MassCannabisControl.Com | Commission@CCCMass.Com

 **Step 1: Pay the Required License Fee**

To complete the process for obtaining a provisional license, your license fee must be received and processed. The applicable license fee shall be paid within 90 days from the date the applicant was approved for a provisional license by the Commission. Please access your application in the Massachusetts Cannabis Industry Portal ("MassCIP"). MassCIP will provide instructions for payment and calculate the appropriate license fee.

If you are unable to make your payment electronically through MassCIP via NCourt, please forward your payment in the form of a check, money order, or certified check along with the instruction sheet from MassCIP to one of the following:

Via USPS:	Cannabis Control Commission PO Box 412144 Boston MA 02241-2144
Via courier/overnight:	Bank of America Lockbox Services Cannabis Control Commission 412144 MA5-527-02-07 2 Morrissey Blvd Dorchester, MA 02125

Please note that if the license fee payment is made electronically through NCourt, you must follow the instructions, return to MassCIP, and ensure the payment is recorded and submitted. If you pay by check/mail, please allow 7-10 days from receipt to record your payment and for the license to be active in MassCIP.

Once your license fee is paid and recorded, this letter will serve as your provisional license and this notice shall be posted in a conspicuous location on the premises. You will not receive a "license certificate" until approved by the Commission for final licensure.

Once your payment is processed and your application is approved in MassCIP, your license will become active. The license is then valid for one (1) year. **Licensees are required to renew annually and can be done by submitting a renewal application in MassCIP and paying the required license fee at least 60 days prior to the expiration date.**

 **Step 2: Start Registering Agents**



Once your license becomes active in MassCIP, you may now submit agent registration applications. Agent registration applications are required for all owners, employees, executives, and volunteers, pursuant to Commission regulations, who shall be 21 years of age or older.

Individuals listed on the license and any others that meet the definition of the terms above at the time of the issuance of the license shall submit agent registration applications as soon as possible to ensure full compliance with the Commission's regulations regarding access to the facility.

When completing adult-use agent registration applications in MassCIP, the licensee will need to verify their license number, which will be the application number listed above without the "N". For example, application number MCN456789 will have the license number MC456789. Medical Marijuana Treatment Centers are required to utilize the Medical Use of Marijuana Online System ("MMJOS") for registering MTC agents—please contact licensing@cccmass.com for additional information on access.

All agent registration applications are reviewed within 7-10 business days. The *Guidance on Agent Registration* is available and can answer most questions about the application process and other related compliance requirements. This document can be found on the Commission's website here: https://masscannabiscontrol.com/public-documents/guidance-documents/.

All registered agents shall have personnel files containing background check reports and all applicable information within those background reports were provided within the agent registration applications. The background check report in each personnel file must have been obtained within 30 days prior to the submission of the agent registration application, unless the agent registration application was approved with a submitted background check waiver.

Please note that all registered agents shall comply with the Commission's training requirements pursuant to 935 CMR 500.105(2) and 501.105(2). All registered agents shall take a four (4) hour Responsible Vendor Training ("RVT") course within 90 days of being hired. Additionally, all registered agents shall receive a minimum of eight (8) hours of training—the RVT course may count towards the eight (8) hour requirement. More detailed information on registered agent training can be found in the Commission's Guidance on Responsible Vendor Training located here: https://masscannabiscontrol.com/wp-content/uploads/2019/09/202107_Guidance_RVT.pdf.

 **Step 3: Architectural Review Process**

If the licensee plans to or is required to build out or renovate a facility after the issuance of a provisional license, an architectural plan request must be submitted to the Commission and receive approval prior to work being performed. Please complete an Architectural Plan Review Request form, which is located on the Commission's website at: https://masscannabiscontrol.com/public-documents/forms-templates/. These requests shall be sent to inspections@cccmass.com.



Please note the request must be submitted and approved prior to starting or continuing work at the licensed premise. Additionally, architectural plan review requests will not be reviewed unless the appropriate license fee has been paid and the license is an active status (see step 1 above for additional information).

 **Step 4: Metrc**

All licensees are required to onboard and register with the Commission's seed-to-sale system of record—Metrc.

In order to register with Metrc, you will need your Metrc Industry Identification Number ("IIN"). This IIN will populate in MassCIP overnight following the approval of your agent registration application and will be available through MassCIP the next day (see Step 2 above for more information). Once an individual listed on the approved license (licensee) has successfully registered as an agent, they may contact Metrc at (877) 566-6506 to obtain administrator credentials and take all necessary introductory courses. Please note that there is a monthly Metrc fee that may apply to your license. Additional information about Metrc can be found here: https://www.metrc.com/massachusetts.

 **Step 5: Full Compliance with Commission Regulations & Inspection Request**

If no renovations are needed, or once all construction has been completed, the licensee must request its Post-Provisional License Inspection ("PPLI"). In submitting its request, the licensee is certifying, among other compliance-related matters, that it is (1) in full compliance with the Commission's regulations, and (2) the licensed premises is ready for Commission staff to conduct an inspection.

To request a PPLI, please submit the following documents:

1. The PPLI Request Form (which is attached to this notice).
2. A detailed floor plan of the Marijuana Establishment or Medical Marijuana Treatment Center that shows all entrances/exits, any loading bays, limited access areas including the identification of rooms utilized for cultivation, manufacturing, and retail/dispensing operations that will be accessible by the public/patients, where applicable.
3. A copy of any building permits that were required, if applicable.
4. A copy of the certificate of occupancy.
5. A copy of the limited liability insurance binder or certificate of insurance.
6. A copy of any local license or special permit that were required, where applicable.



7. Documentation demonstrating that the licensee has complied with all conditions of licensure.

Additionally, as all licensees are subject to the Commission's regulations regarding labeling of marijuana and marijuana products, the following symbols are being provided. These symbols shall only be used by the licensee subject to this notice and in compliance with 935 CMR 500.105(5) or 935 CMR 501.105(5).

 

WHAT ELSE SHOULD YOU KNOW?

Once licensed, all licensees are required to be aware of, and remain in full compliance with, all applicable laws and Commission regulations. Applicable laws and Commission regulations can be found here: https://masscannabiscontrol.com/know-the-laws-2/#laws. Guidance documents that provide additional regulatory interpretation and policies are located here: https://masscannabiscontrol.com/public-documents/guidance-documents/.

While licensees are required to understand all of their compliance obligations, the Commission would like to highlight the following:

Certain License Changes	All licensees are required to submit an application and receive approval, prior to changing its business name, doing-business-as name, location, ownership or control, or the structure of its building (following the initial architectural review request, if one was made). Forms related to these requests can be found here: https://masscannabiscontrol.com/public-documents/forms-templates/.
Other Information Changes	All licenses are required to keep the information/documentation they have submitted to the Commission up-to-date. Notification to the Commission is required within five (5) business days for updated plans, background check information, hours of operation, and any other information previously submitted to the Commission.



License Renewal	All licenses expire one (1) year from the date the license fee was paid and the provisional license was issued, and annually thereafter, whether or not a final license has been issued. Renewal applications require the updating of previously submitted information, updated certificates of good standing from certain state agencies, and detailed statements and documentation on the progress or success of a licensee's Plan to Positively Impact Disproportionately Harmed People and Diversity Plan. Licensees are expected to make some progress whether or not the licensee has received a final license or notice to commence operations.
Marijuana Possession	Licensees shall not possess marijuana or marijuana products for its operation prior to being approved for a final license.
Failure to Comply with Commission Regulations	Failure to remain compliant with Commission regulations may result in denial of renewal, final license, suspension, revocation, fine, or other enforcement action.

If there are any questions with regards to this notice, please contact the Commission at licensing@cccmass.com.

Sincerely,

Kyle Potvin, Esq.
Director of Licensing
Cannabis Control Commission

REQUEST FOR POST-PROVISIONAL LICENSE INSPECTION ("PPLI")

Please use this form to officially request a PPLI. This form may be used to request inspections on multiple licenses provided that all the listed licenses operate at the same location. Please submit an additional request for a license located at a different location. **Please email this request, along with the required documentation, to inspections@cccmass.com when ready for an inspection.**

Name of the Licensee:

Inspection Requested on License Number(s):

Location of Marijuana Establishment/Medical Marijuana Treatment Center:

Name of Person on License Submitting Request:

Licensee Contact Information:

As a Licensee, I certify to the following:

1. The licensee's facility is in full compliance with Commission regulations to the best of my knowledge. This includes, but is not limited to, the following:
    a. All security, inventory, and storage requirements are in full compliance;
    b. All record-keeping requirements, i.e. standard operating procedures, personnel records, and all business records are in full compliance. This shall include all management, loan, or other contractual agreements being ready for review by Commission staff;
    c. All individuals required to be registered as agents have been approved by the Commission and are appropriately badged; and
    d. Any and all advertising elements of the licensee are in full compliance with applicable Commission regulations.
2. The licensee's facility is ready for inspection.
3. The licensee's license(s) is in an active status and not expired.
4. Any vehicles that will be used for transportation or delivery, as applicable, are ready for inspection.

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5. The licensee has been granted access to Metrc following any required training and onboarding.
6. The licensee has received all appropriate local approvals, i.e., local license, special permit, building permits, and certificates of occupancy.
7. The licensee has an active limited liability insurance policy ready for inspection.
8. The licensee has complied with all conditions of its provisional license and information/documentation proving compliance is ready for inspection.

As a Licensee, I certify that the applicable documents have been included with this PPLI Request Form:

1. A detailed floor plan of the Marijuana Establishment or Medical Marijuana Treatment Center that shows all entrances/exits, any loading bays, limited access areas including the identification of rooms utilized for cultivation, manufacturing, and retail/dispensing operations that will be accessible by the public/patients, where applicable.
2. A copy of any building permits that were required, if applicable.
3. A copy of the certificate of occupancy.
4. A copy of the limited liability insurance binder or certificate of insurance.
5. A copy of any local license or special permit that were required, where applicable.
6. Documentation demonstrating that the licensee has complied with all conditions of licensure.

Signature of Person on License Submitting Request and Attesting to the Above:

Date of Request:

Please note that the completed PPLI Request Form and all applicable documents shall be combined into a single PDF and submitted electronically to inspections@cccmass.com. Additionally, inspections will be scheduled within 1-2 weeks from receipt of the request, but the actual inspection date will depend on availability.

IMPORTANT! This document(s) contains important information that could impact your license application or license. It is critical that you understand the information in this document. Please have it translated immediately.

Spanish:

¡ATENCIÓN! Este documento incluye información importante que podría afectar su licencia o solicitud de licencia. Es fundamental que entienda la información en este documento. Por favor, traducir de inmediato.

Traditional Chinese:

重要信息！ 本文檔包含可能影響您的執照申請或執照的重要信息。 您理解本文檔中的信息這一點至關重要。 請立即找人翻譯此文件。

Haitian Creole:

ENPÒTAN! Dokiman sa a genyen enfòmasyon enpòtan ladan li ki te ka afekte demann ou pou lisans oswa lisans ou. Li kritik ou konprann enfòmasyon ki nan dokiman sa a. Tanpri fè yon moun tradwi li imedyatman.

Portuguese:

IMPORTANTE! Este(s) documento(s) contém informações importantes que podem afetar seu requerimento de licença ou licença. É fundamental que você compreenda as informações contidas nele(s). Obtenha a tradução imediatamente.

CV Creole:

É IMPORTANTI! Es dukumentu(s) ten informasons importantis ki podi afeta bu pididu di lisensa ou lisensa. É fundamental ki bu kompriendi informason nes dukumentu. Pur favor, traduzi imidiatamenti.

Vietnamese:

QUAN TRỌNG! (Các) tài liệu này có chứa thông tin quan trọng có thể ảnh hưởng đến đơn xin cấp giấy phép hoặc giấy phép của quý vị. Điều quan trọng là quý vị phải hiểu thông tin có trong tài liệu này. Hãy dịch nó ngay lập tức.

Yoruba:



Ó ṢE PÀTÀKÌ! Ìfitónilétí pàtàkì wà nínú (àwọn) ìwé yìí tí ó lè ní ipa lórí ìbéèrè fún ìwé àṣẹ tàbí ìwé àṣẹ rẹ. Ó ṣe kókó kí ìfitónilétí inú ìwé yìí yé ọ. Jọ̀wọ́ túmọ̀ rẹ̀ lójúkan náà.

French:

"**IMPORTANT !** Ce(s) document(s) contient des informations importantes qui pourraient avoir un impact sur votre demande de licence ou votre licence. Il est essentiel que vous compreniez les informations contenues dans ce document. Veuillez le faire traduire immédiatement."

Greek:
ΣΗΜΑΝΤΙΚΟ! Αυτό το έγγραφο περιέχει σημαντικές πληροφορίες που μπορεί να επηρεάσει την αίτηση έκδοσης άδειας ή την ίδια την άδεια. Είναι πολύ σημαντική η κατανόηση των πληροφοριών αυτού του εγγράφου. Παρακαλώ μεταφράστε το άμεσα!

Italian:

IMPORTANTE! Questo(i) documento(i) contiene informazioni importanti che potrebbero influenzare la tua richiesta di candidatura o licenza. È fondamentale che tu comprenda le informazioni contenute in questo document. Si prega di farlo tradurre immediatamente.